UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 6, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Shopify, Inc.

File No. 333-203401 - CF#37050

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Shopify, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information they excluded from the Exhibits to a Form F-1 registration statement filed on April 14, 2015.

Based on representations by Shopify, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.11   through December 31, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary